ABN 85 004 820 419	Level 12, IBM Centre	Tel +61 (0)3 8699 2600
GPO Box 5411, Melbourne	60 City Road, Southbank	Fax +61 (0)3 8699 2699
Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com	ALUMINA
LIMITED

7 September 2012

Mr George Schuler

Mining Engineer

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Mr Schuler

I acknowledge receipt of your message of 6 September 2012, declining our request of 3 September for an extension of up to 45 days to respond to your original letter of 30 August 2012.

The information requested by the SEC is extensive and is not readily accessible. As a result we are not able to reply within the required 10 day deadline. In order to provide comprehensive answers, it is necessary for Alumina Limited to request detailed information from our joint venture partner, Alcoa Inc., the manager and operator of the Alcoa World Alumina and Chemicals joint venture.

Accordingly, I request that you consider an amended response time to allow Alcoa the necessary time to assemble the information. We request an additional 35 days in which to respond.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully

/s/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER